Lisa Chaikin Hamman

202.739.5116

lhamman@morganlewis.com

April 6, 2004

VIA FACSIMILE AND EDGAR CORRESPONDENCE

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	iShares Trust – iShares FTSE/Xinhua China 25 Index Fund

Post Effective Amendment No. 29 (File Nos. 333-92935 and 811-09729)

Dear Mr. O’Connor:

This letter responds to your comments to the iShares Trust (the “Trust”) January 27, 2004 Post Effective Amendment No. 29 filing (the “PEA”) introducing the iShares FTSE/Xinhua China 25 Index Fund (the “Fund”), a series of the Trust. Below is a summary of your comments, as well as our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

1.	Comment. Please confirm that the filing contained a delaying amendment.

Response.    The filing does not contain a delaying amendment. The Fund will not sell its shares until after it receives exemptive relief from the staff.

2.	Comment. Please confirm the Trust has made a 19b-4 filing.

Response.    The New York Stock Exchange made a 19b-4 filing on March 18, 2004.

3.	Comment. Please confirm the Trust has requested no-action relief under the Securities Exchange Act of 1934.

Response.    The Trust filed a request for no-action relief under the Securities Exchange Act of 1934 on March 12, 2004, but to date, such relief has not yet been received.

Mr. James E. O’Connor

April 6, 2004

4.	Comment. Please describe the circumstances under which the Fund will invest in ADRs and any limitations on such investments.

Response.    The Fund may invest in ADRs that represent the component securities of the Underlying Index and in ADRs representative of the market covered by the Underlying Index (even if the underlying securities are not included in the Underlying Index). The Fund will invest only in listed ADRs and only in situations where the Adviser believes that holding such ADRs will benefit the Fund, such as where the ADR offers greater liquidity. Although the Fund reserves the right to invest in ADRs, it does not expect to invest a substantial portion of its assets in ADRs.

5.	Comment. Please clarify the disclosure in the “Principal Investment Strategies” section of the Prospectus to indicate to what percentage the Fund may invest its assets in futures contracts, options on futures contracts, options, and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

Response.    The Fund may invest up to 10% of its assets in futures contracts, options on futures contracts, options, and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA. We believe this limitation is set forth clearly in the Prospectus and we therefore have not made any revisions in response to this comment.

6.	Comment. Please include risk disclosure regarding the ADRs in which the Fund may invest.

Response.    We do not believe that the listed ADRs in which the Fund will invest possess any special or additional risks beyond those risks already disclosed in the Fund’s registration statement.

7.	Comment. Please include disclosure in the Fund’s registration statement indicating that there will be at least two currency translations for the component securities contained in the Fund’s Underlying Index and the risks associated with such currency translations.

Response.    In accordance with the Fund’s strategy of employing representative sampling to track the Underlying Index, the Fund intends to invest only in securities that are denominated in Hong Kong Dollars. Accordingly, the only currency translation will be from Hong Kong dollars to U.S. dollars. We believe these risks are adequately disclosed in the Fund’s Prospectus and Statement of Additional Information. We therefore have not revised the disclosure in the Fund’s registration statement.

8.	Comment. The staff commented that the section entitled “Principal Risks Specific to the Fund” contains disclosure that “An investment in the Fund involves risks similar to those of investing in a broad-based portfolio of equity securities traded on exchanges in

Mr. James E. O’Connor

April 6, 2004

the relevant foreign securities market . . . “ and questioned the applicability of such disclosure given that the Underlying Index consists of 25 issuers.

Response.     The above-referenced disclosure has been deleted.

9.	Comment. The staff noted that a large portion of the disclosure for the Fund seemed to be generic. The staff requested disclosure regarding issues and risks specific to China.

Response.     The following disclosure has been added to the “Principal Risks Specific to the Fund” section of the Prospectus to address the issues and risks specific to China:

China is one of the largest global emerging markets. The risks of investing in emerging markets are typically greater than those of investing in developed countries where political, economic and social structures may be much more established and efficient. Emerging markets often lack the market depth and breadth and operational efficiency of developed markets. The companies in which the Fund invests may be held to lower disclosure, corporate governance, accounting and reporting standards than companies in more developed markets. In addition, some of the securities held by the Fund may be subject to foreign ownership limits or may have liquidity issues that make such securities more difficult to sell at reasonable prices. These factors may increase the volatility, and hence the risk, of an investment in the Fund.

While China is transitioning from a government-controlled to a market-driven economy, it still struggles with political and social uncertainty, conflicts with Taiwan, and issues relating to the reunification with Hong Kong. China is also under pressure to change its currency standards. These factors could adversely affect corporate profitability, economic growth and the value of an investment in the Fund.

10.	Comment. Please supplementally describe the circumstances under which the Fund intends to fair value the Chinese securities held by the Fund.

Response.     The Fund may fair value a security in situations where, for example, the security’s price is stale or an event occurs after the close of the Chinese market but before the time at which the Fund’s securities are valued, and such event may materially affect the value of the portfolio of securities.

11.	Comment. What is the likelihood that the Fund would generate qualified dividend income?

Response.     We believe there is a reasonable likelihood that dividends received by the Fund on at least certain of the stock issued by Chinese corporations and held by the Fund will qualify as qualified dividend income. As noted in the disclosure contained in the

Mr. James E. O’Connor

April 6, 2004

Statement of Additional Information,1 qualified dividend income includes dividends received from a qualified foreign corporation and, subject to certain exceptions, a qualified foreign corporation includes a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States. The income tax treaty between the United States and China qualifies as such a comprehensive treaty. We have no reason to believe that the Chinese corporations that pay dividends to the Fund would not be eligible for benefits of that treaty.

We appreciate your efforts in promptly providing comments on this post-effective amendment. If you have any additional comments or questions, please call me at 202-739-5116 or John McGuire at 202-739-5654.

Sincerely,

/s/ LISA CHAIKIN HAMMAN

Lisa Chaikin Hamman

cc:	Richard F. Morris, Esq.

W. John McGuire, Esq.

[1]	The Fund’s Statement of Additional Information discloses that “Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States).”